metaMedia Inc.



ANNUAL REPORT

600 5th Avenue

New York, NY 10020

0

www.metaiyeknights.com

This Annual Report is dated August 15, 2022.

BUSINESS

metaMedia Inc. (formerly Metaiye Media Inc. and before that Metai Knights Media Inc.) and referred to throughout as the "Company", is a new entertainment company developing new ways to tell stories. It uses emergent media and technologies including blockchain, VR, AR and AI to create new entertainment, engagement and commercialization models for the decentralized generation.

It's primary property metaKnyts is a new multi-format, episodic, cyberpunk saga designed to be experienced in mixed reality, graphic novel, gaming and film formats.

The saga will use innovative immersive media, gamification, video gaming, behavioral psychology and behavior and token economics to encourage its target audience of generation z consumers to engage with its narrative, consume its content and share it with their networks to earn rewards and status.

The business understands that a new technological and economic literacy is emerging and that the traditional entertainment, socializing and collectibles industries are ripe for disruption by new technologies like AR, VR, blockchain, the metaverse, AI and digital money. Metaiye Media has a unique formula to use these tools to create a new media property to lead its category.

The company currently produces a graphic novel series called metaKnyts which is distributed using a blockchain publishing platform. Episodes are sold as collectible digital comic books as well as in print. In parallel, we are developing the series as a metaverse gaming platform and will be using gamification tactics to expand awareness, readership and engagement with the franchise.

metaMe Inc versus MetaMedia Inc

metaMe Inc is a data management company with a technology that turns people's information into a currency they can own, spend and trust with a new type of asset called an mPod. mPods are smart data objects with ethical standards and policy encoded into them. metaMe Inc currently has shared ownership via the CEO, Dele Atanda. They allow risk and sensitivity to be measured for specific datasets while removing the need to trust third parties with whom they are shared, as privacy and access rules are enforced by them, by design. mPods allow people and businesses to own, price and exchange their data as property similar to conventional assets like money, stocks or derivatives. They underpin a new decentralized economy of trusted, clean and smart data poised to outperform the centralized data economy as the internet evolves. metaMe uses mPods to give people unprecedented levels of customization and value creation, privately and safely in a fair and equitable manner.

metaMedia Inc. , formerly Metaiye Media is a media company using blockchain and emergent technologies to power a new kind of story telling. MetaMedia is focused on developing new creative content and entertainment, metaMe Inc on the other hand is a data and A.I. company focused on providing new ways to manage and monetise data.

MetaMedia Inc will retain metaMe Inc to function as its technology partner and provide it with the technology platform (specifically a user identity management service for on-boarding and managing users, a crypto wallet for making and receiving payments and for storing digital assets i.e. episodes and other digital assets and blockchain enabled publishing platform for publishing and distributing content and automating payments for content, globally.

The company was founded in 2019 in Wyoming as Metai Knights Media Inc, then changed its name to Metaiye Media Inc. In, 2022 the company changed its name to metaMedia Inc. for branding purposes. metaKnyts is one of the company's series.

Both companies have the same core executive team but are otherwise completely separate entities. Please note this offering is for MetaMedia Inc.

metaMe enables people to turn small packets of personal information into cryptographic assets that they can sell or trade to brands in exchange for cash or other things of value. For example a person's age, favorite types of films, music, and magazines can be captured as an information packet that can be sold to brands who wish to understand media consumption for a particular demographic.

Previous Offerings

Name: Common Stock

Type of security sold: Equity

Final amount sold: $160.00

Number of Securities Sold: 1,600,000

Use of proceeds: Company Operations

Date: August 30, 2019

Offering exemption relied upon: Section 4(a)(2)

Name: Common Stock

Type of security sold: Equity

Final amount sold: $1,095,700.87

Number of Securities Sold: 219,954

Use of proceeds: Marketing, Research & Development, Company Employment, Operations, Working Capital, Inventory, Build and Development

Date: January 11, 2022

Offering exemption relied upon: Regulation CF

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2021 Compared to 2020

Circumstances which led to the performance of financial statements:

Year ended December 31, 2021 compared to year ended December 31, 2020

Revenue

Revenue for the fiscal year 2021 was $774 down compared to the fiscal year 2020 revenue of $53,854 as a result of a strict focus on content and product development, in the 2021 calendar year. 2021 revenues also primarily included consulting fees which are not reflective of planned and prioritized future revenue streams.

Cost of sales

Cost of sales in 2021 was $0, no change from costs of $0 in fiscal year 2020. This was largely due to a continued focus on content and product development, in the 2021 calendar year.

Gross margins

2021 gross profit was $774 down compared to the fiscal year 2020 gross profit of $53,854 as a result of a focus on content and product development, in the 2021 calendar year.

Expenses

The Company's expenses consist of, among other things, compensation for product development and marketing expenses, fees for professional services, and research and development expenses. Expenses in 2021 increased to $651,319 from $344,384 in 2020. Approximately $200,000 of this increase was due to increased product development costs. The Company now has a rich portfolio of content developed including 13 episodes in still and motion comic format, 10 trading card NFTs, Multiple iterations of ltd edition cover versions, Motion poster, trading cards and in-game inventory NFTs. In addition, it is close to completing the Alpha release of its metaKnyts metaverse game. Additionally, it has completed designs and specs for its Knyt App and metaKnyts Media Wallet. The company now has a rich portfolio of creative and technical IP which it is poised to release in the 2022 calendar year into variant revenue streams. Please note we have not yet released this content as of August 2022.

Historical results and cash flows:

The Company is currently in the research and development; and initial production stage and is essentially in a pre-revenue stage. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because as the foundational infrastructure and requisite services for the space are just being established currently. Past cash was primarily generated through equity investments; revenues from secondary products such as merchandise. Our goal is to establish multiple revenue streams through tradtional distributioon partners like print and Web2 publishers for example and to introduce new ones such as NFTs and Web 3 sales through our own platforms and the broader web 3 ecosystem.

Liquidity and Capital Resources

At December 31, 2021, the Company had cash of $1,987.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: Anastasia Amirova and Lulu Atanda

Amount Owed: $50,000.00

Interest Rate: 0.0%

The convertible note is convertible into Common Shares at a conversion price. The conversion price is defined as equal to the lesser of (i) the cash price paid per share for equity securities by the investors in the qualified financing multiplied by 0.80, and (ii) the quotient resulting from dividing $5,000,000 by the number of outstanding shares of Common Stock of the Company as of the date of the Note. Since the conversion feature is convertible into variable number of shares and does not have fixed-for-fixed features, the conversion feature was not bifurcated and recorded separately

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Dele Atanda

Dele Atanda's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: CEO, Director

Dates of Service: January 01, 2018 - Present

Responsibilities: Strategy, vision, creative direction, narrative shapping, conceptualisation, commecialisation and stratgeic oversight. Primary architect of the company's offerings. Shaping the marketing strategy for the company. Overssing marketing brand development and communications. Dele will be receivieng a salary from Metai Knights Media of $100,000 per annum. When the company starts generating revenue and or secures sufficient investment. He is the founder and majority shareholder currently. Metaiye Media Inc is his primary employment and he spends 40 hours a week working for the issuer, Metaiye Media. Please note he is also currently the CEO of a related entity, metaMe.

Other business experience in the past three years:

Employer: metaMe Inc

Title: Founder and CEO

Dates of Service: August 20, 2018 - Present

Responsibilities: Leadership and general management

Other business experience in the past three years:

Employer: The Internet Foundation

Title: Founder and Chairman

Dates of Service: July 01, 2013 - Present

Responsibilities: Oversight and strageic stewardship

Other business experience in the past three years:

Employer: IBM

Title: Chief Digital Innovation Officer - Auto Aero and Definse

Dates of Service: June 26, 2015 - August 17, 2018

Responsibilities: Digital innovation in the automitive, aeorspace and defence sector.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2021, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock

Stockholder Name: Dele Atanda

Amount and nature of Beneficial ownership: 1,440,000

Percent of class: 79.0

RELATED PARTY TRANSACTIONS

The company has not conducted any related party transactions

OUR SECURITIES

Common Stock

The amount of security authorized is 5,000,000 with a total of 1,822,954 outstanding.

Voting Rights

One vote per share.

Material Rights

There are no material rights associated with Common Stock.

Preferred Stock

The amount of security authorized is 5,000,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Preferred Stock.

Material Rights

Preferred shares are blank check, and rights, preferences, priviliges, restrictions, etc may be designated at the discretion of the board upon some future date.

Convertible Note

The security will convert into Common stock and the terms of the Convertible Note are outlined below:

Amount outstanding: $50,000.00

Maturity Date: December 26, 2023

Interest Rate: 8.0%

Discount Rate: 20.0%

Valuation Cap: $8,000,000.00

Conversion Trigger: 24 months from date of execution (maturity date)

Material Rights

The convertible note is convertible into Common Shares at a conversion price. The conversion price is defined as equal to the lesser of (i) the cash price paid per share for equity securities by the investors in the qualified financing multiplied by 0.80, and (ii) the quotient resulting from dividing $5,000,000 by the number of outstanding shares of Common Stock of the Company as of the date of the Note. Since the conversion feature is convertible into variable number of shares and does not have fixed-for-fixed features, the conversion feature was not bifurcated and recorded separately

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk

An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Ordinary Shares should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. There is uncertainty with how new emergent technologies like blockchain will unfold and the role they will play in media properties such as ours going forward.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any Ordinary Share purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the entertainment software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed

The Company, is offering Ordinary Shares in the amount of up to $4,746,732.57 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Some of our products are still in prototype phase and might never be operational products

It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties

We are currently in the research and development stage and have only manufactured a prototype for our metaverse. Delays or cost overruns in the development of our metaverse and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights

The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying non-voting membership interest as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a fast rate. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities

Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have not yet generated any profits

metaMedia Inc. was formed on August 30th 2019. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. metaMedia Inc. has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that aetaKnyts Saga is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have pending patent approval's that might be vulnerable

One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the

Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Metai Knights Media Inc or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Metai Knights Media Inc could harm our reputation and materially negatively impact our financial condition and business.

The prices of blockchain assets are extremely volatile. Fluctuations in the price of digital assets could materially and adversely affect our business, and the Tokens may also be subject to significant price volatility

A decrease in the price of a single blockchain asset may cause volatility in the entire blockchain asset industry and may affect other blockchain assets including Tokens. For example, a security breach that affects investor or user confidence in Bitcoin may also cause the price of Tokens and other blockchain assets to fluctuate.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our [shareholders]. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our [shareholders] and will have no such right.

The amount raised in this offering may include investments from company insiders or immediate family members.

Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

The CEO is currently involved in a personal legal matter.

On May 17, 2019 a civil filing was made against Dele Atanda and Lulu Atanda as Debtors and Charles Michael Damian LLC as the Creditor. On October 19, 2020, following a default judgment, an order was issued for the Creditor to levy funds of $18,485.33 from Dele Atanda and Lulu Atanda. Mr. Atanda has engaged counsel to represent him in this personal matter.

The CEO of the Company is the CEO of dual businesses.

Mr. Atanda is the CEO of the Company fundraising and also the CEO of a related business metaMe. Metaiye Media Inc is his primary employment and he spends 40 hours a week working for the issuer, Metaiye Media. Please note he is also currently the CEO of a related entity, metaMe. Mr. Atanda has plans to possibly merge these two businesses together in the future, however, this process is still in development.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1) to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on August 15, 2022.

metaMedia Inc.

By   /s/ *Dele Atanda*

    Name: Metai Knights Media Inc

    Title: CEO, Principal Executive Officer and Director

Exhibit A

FINANCIAL STATEMENTS

METAIYE MEDIA, INC.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2021 AND 2020
(AUDITED)

(Expressed in United States Dollars)

INDEX TO FINANCIAL STATEMENTS

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Metaiye Media, Inc.
New York, NY

Opinion

We have audited the financial statements of Metaiye Media Inc., which comprise the balance sheets as of December 31, 2021 and 2020, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Metaiye Media Inc. as of December 31, 2021 and 2020, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Metaiye Media Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Metaiye Media Inc.'s ability to continue as a going concern for a reasonable period of time, not to exceed one year beyond the date of the financial statements being audited.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.

In performing an audit in accordance with GAAS, we:

• Exercise professional judgment and maintain professional skepticism throughout the audit.

• Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

• Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Metaiye Media Inc.'s internal control. Accordingly, no such opinion is expressed.

• Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

• Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Metaiye Media Inc.'s ability to continue as a going concern for a reasonable period of time

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

SetApart FS

April 22, 2022
Los Angeles, California

As of December 31,	2021	2020
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & cash equivalents	$ 221	$ 4,264
Restricted cash	54,307	22,202
Account receivable- net	14,250	53,750
Other current asset	372	-
Total current assets	**69,150**	**80,217**
Total assets	**$ 69,150**	**$ 80,217**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Accounts payable	90,739	65,897
Total current liabilities	**90,739**	**65,897**
Convertible Note	25,000	-
Total liabilities	**$ 115,739**	**$ 65,897**
STOCKHOLDERS EQUITY		
Common Stock	182	175
Equity Issuance Costs	(97,180)	(38,933)
Additional Paid In Capital (APIC)	1,062,621	414,743
Subscription receivables	-	-
Retained earnings/(Accumulated Deficit)	(1,012,212)	(361,666)
Total stockholders' equity	**(46,588)**	**14,319**
Total liabilities and stockholders' equity	**$ 69,150**	**$ 80,217**

See accompanying notes to financial statements.

For Fiscal Year Ended December 31,	2021	2020
(USD $ in Dollars)		
Net revenue	774	53,854
Cost of goods sold	-	-
Gross profit	774	53,854
Operating expenses		
General and administrative	286,446	117,300
Sales and Marketing	85,760	-
Research and Development	279,113	280,937
Total operating expenses	651,319	398,238
Operating income/(loss)	(650,545)	(344,384)
Interest expense	-	-
Other Loss/(Income)	-	-
Income/(Loss) before provision for income taxes	(650,545)	(344,384)
Provision/(Benefit) for income taxes	-	-
Net income/(Net Loss)	**(650,545)**	**(344,384)**

See accompanying notes to financial statements.

METAIYE MEDIA INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(in , $US)	Common Stock		Equity Issuance Costs	Additional Paid In Capital (APIC)	Retained earnings/ (Accumulated Deficit)	Total Shareholder Equity
	Shares	Amount				
Balance—December 31, 2019	1,538,000	$ 154	$ -	$ 17,264	$ (17,282)	$ 136
Net income/(loss)					$ (344,384)	$ (344,384)
Capital raised on Crowdfunding	214,000	$ 21	$ (38,933)	$ 397,479		$ 358,567
Balance—December 31, 2020	1,752,000	$ 175.20	$ (38,933)	$ 414,743	$ (361,666)	$ 14,319
Net income/(loss)					$ (650,545)	$ (650,545)
Capital raised on Crowdfunding	68,618	$ 7	$ (58,247)	$ 647,878	$ -	589,637
Balance—December 31, 2021	1,820,618	$ 182.06	$ (97,180)	$ 1,062,621	$ (1,012,212)	$ (46,589)

See accompanying notes to financial statements.

For Fiscal Year Ended December 31,		2021		2020
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(650,545)	$	(344,384)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Account receivables, net		39,500		(53,750)
Other current asset		(372)		-
Accounts Payable		24,841		65,897
Net cash provided/(used) by operating activities		**(586,576)**		**(332,237)**
CASH FLOW FROM FINANCING ACTIVITIES				
Convertible Notes issuance		25,000		-
Capital raised on Crowdfunding		589,637		358,567
Net cash provided/(used) by financing activities		**614,637**		**358,567**
Change in cash and restricted cash		28,061		26,330
Cash and restricted cash —beginning of year		26,466		136
Cash and restricted cash—end of year	$	**54,527**	$	**26,466**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	-	$	-
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Shareholder repayment of an external debt		-		-

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Metaiye Media Inc, was formed on August 30, 2019 (Inception) in the State of Wyoming. The financial statements of Metaiye Media Inc, (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in New York, NY.

Metaiye Media is a new entertainment company developing new ways to tell stories. It uses emergent media and technologies including blockchain, VR, AR and AI to create new entertainment, engagement, and commercialization models for the decentralized generation. It's primary property, Metaiye Knights, is a new multi-format, episodic, cyberpunk saga designed to be experienced in mixed reality, graphic novel, gaming, and film formats. The saga will use innovative immersive media, gamification, video gaming, behavioral psychology, behavior, and token economics to encourage its target audience of generation z consumers to engage with its narrative, consume its content and share it with their networks to earn rewards and status. The business understands that a new technological and economic literacy is emerging, and that the traditional entertainment, socializing, and collectibles industries are ripe for disruption by new technologies like AR, VR, blockchain, AI, and digital money. Metaiye Media has a unique formula to use these tools to create a new media property to lead its category.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2020, and December 31, 2019, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Restricted cash

Restricted cash incudes cash deposited in an escrow account with Start Engine, a crowdfunding platform.

Income Taxes

Metaiye Media Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense. The Company has not yet filed its corporate income tax return for the period ended December 31, 2021 and 2020. The income tax returns will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed. The Company incurred a loss during the period from inception through December 31, 2021 and carries a federal net operating loss that can be used to offset future corporate taxable income (to extent allowed by law).

Revenue Recognition

The Company adopted ASU 2014-09, Revenue from Contracts with Customers, and its related amendments (collectively known as "ASC 606"), effective May 24, 2019. The Company determines revenue recognition through the following steps:

- Identification of a contract with a customer

- Identification of the performance obligations in the contract

- Determination of the transaction price

- Allocation of the transaction price to the performance obligations in the contract

- Recognition of revenue when or as the performance obligations are satisfied

Revenue is recognized when performance obligations are satisfied through the transfer of control of promised goods or services to the Company's customers in an amount that reflects the consideration expected to be received in exchange for transferring goods or services to customers. Control transfers once a customer has the ability to direct the use of, and obtain substantially all of the benefits from, the product. This includes the transfer of legal title, physical possession, the risks and rewards of ownership, and customer acceptance.

The Company has not yet earned revenue, as it continues to be an early-stage media development company.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments.

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheets date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 22, 2022, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than twelve months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us, or (iv) are not expected to have a significant impact our financial statements.

3. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 5,000,000 Common Shares at a $0.0001 par value. As of December 31, 2021, and December 31, 2020, 1,820,618 shares and 1,752,000 shares have been issued and are outstanding.

Preferred Stock

The Company is authorized to issue 5,000,000 Preferred Shares at $0.0001 par value. As of December 31, 2021, and December 31, 2020, no Preferred Shares were issued.

4. DEBT

Convertible Note(s)

On December 6, 2021, the Company entered Promissory Convertible Note agreements with Anastasia Amirova and Lulu Atanda in the amount of $25,000 each and $50,000 total. The details and terms of the convertible note are as follows:

The convertible note is convertible into Common Shares at a conversion price. The conversion price is defined as equal to the lesser of (i) the cash price paid per share for equity securities by the investors in the qualified financing multiplied by 0.80, and (ii) the quotient resulting from dividing $5,000,000 by the number of outstanding shares of Common Stock of the Company as of the date of the Note. Since the conversion feature is convertible into variable number of shares and does not have fixed-for-fixed features, the conversion feature was not bifurcated and recorded separately.

5. INCOME TAXES

The provision for income taxes for the year ended December 31, 2021 and December 31, 2020 consists of the following:

As of Year Ended December 31,	2021	2020
Net Operating Loss	$ (35,311)	$ (96,337)
Valuation Allowance	35,311	96,337
Net Provision for income tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities at December 31, 2021, and December 31, 2020 are as follows:

As of Year Ended December 31,	2021	2020
Net Operating Loss	240,947	$ (104,978)
Valuation Allowance	(240,947)	104,978
Total Net Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2021 and December 31, 2020. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2021, the Company had federal cumulative net operating loss ("NOL") carryforwards of $208,046, and the Company had state net operating loss ("NOL") carryforwards of approximately $32,910. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2021, and December 31, 2020, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2021, and December 31, 2020, the Company had no accrued interest and penalties related to uncertain tax positions.

6.   RELATED PARTY

During 2021 and 2020, the Company has paid a management fee to its CEO, Dele Atanda, in the amount of $110,150 and $82,620 respectively.

There were no other related party transactions.

7.   COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2021, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

8.   SUBSEQUENT EVENTS

The Company has evaluated subsequent events through April 22, 2022, which is the date the financial statements were available to be issued.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

CERTIFICATION

I, Dele Atanda, Principal Executive Officer of metaMedia Inc., hereby certify that the financial statements of metaMedia Inc. included in this Report are true and complete in all material respects.

Dele Atanda

CEO, Principal Executive Officer and Director